(313) 465-7000 Fax: (313) 465-8000 www.honigman.com

September 11, 2014

CERTAIN PORTIONS OF THIS LETTER HAVE BEEN OMITTED FROM THE VERSION FILED VIA EDGAR. CONFIDENTIAL TREATMENT HAS BEEN REQUESTED WITH RESPECT TO THE OMITTED PORTIONS. INFORMATION THAT WAS OMITTED IN THE EDGAR VERSION HAS BEEN NOTED IN THIS LETTER WITH A PLACEHOLDER IDENTIFIED BY THE MARK “[***]”.

Via EDGAR and Overnight Courier

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, NE
Washington, D.C.  20549
Attention:                                         Ibolya Ignat

Lisa Vanjoske

Christina De Rosa

Daniel Greenspan

Jeffrey P. Riedler

Re:                                 Diplomat Pharmacy, Inc.

Amendment No. 1 to

Registration Statement on Form S-1
Filed August 19, 2014

File No. 333-197224

Ladies and Gentlemen:

On behalf of our client, Diplomat Pharmacy, Inc. (the “Company” or “Diplomat”), we submit this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter dated September 8, 2014, relating to the above referenced Amendment No. 1 to Registration Statement on Form S-1 filed on August 19, 2014 (the “Amendment No. 1”).  We are concurrently submitting via EDGAR this letter and Amendment No. 2 to Registration Statement (“Amendment No. 2”).  For the Staff’s reference, we are providing to the Staff by overnight delivery copies of this letter, together with a clean copy of Amendment No. 2 and a copy of Amendment No. 2 marked to show all changes from Amendment No. 1.

Because of the commercially sensitive nature of certain information contained herein, this submission is accompanied by a request for confidential treatment for selected portions of this letter and supplemental materials. The Company has filed a separate letter with the Office of FOIA Services in connection with the confidential treatment request, pursuant to Rule 83 of the Commission’s Rules on Information and Requests, 17 C.F.R. § 200.83, and the Freedom of Information Act. For the Staff’s reference, we have enclosed a copy of the Company’s letter to the Office of FOIA Services as well as a copy of this correspondence, marked to show the portions redacted from the version filed via EDGAR and for which the Company is requesting confidential treatment.

In this letter, we have recited the comments from the Staff in italicized, bold type and have followed each comment with the Company’s response.  Except for page references appearing in the headings and Staff comments below (which are references to Amendment No. 1), all page references herein correspond to the page of Amendment No. 2.

CONFIDENTIAL TREATMENT REQUESTED BY DIPLOMAT PHARMACY, INC.

DIPLOMAT — OO1

U.S. Securities and Exchange Commission
Division of Corporation Finance

September 11, 2014

General

1.              We note that you have submitted a request for confidential treatment of portions of certain exhibits. We will provide any comments on your confidential treatment request and the related disclosure in one or more separate comment letters.

The Company acknowledges that the Staff will provide any comments on its confidential treatment request and the related disclosure in one or more separate comment letters.

Business, page 70

2.              We note your response to our prior comment 9. However, it is not clear to us that adherence rates are necessarily indicative of improved patient outcomes. Please revise your disclosure throughout the prospectus to remove claims of improved patient outcomes if you do not track this information and cannot verify that your services result in improved outcomes for your customers. If you wish, you may state your opinion that there is generally a relationship between patient adherence and patient outcomes, but you must make clear that you do not monitor this information or have evidence to substantiate such claims concerning your customers.

The Company advises the Staff that it has revised the disclosure on pages 4, 5, 8, 70, 72, 73, 77, 78, 79, 80, 81, 82, 83, 84 and 85 to address the Staff’s comment.

Consolidated Financial Statements

Notes to Consolidated Financial Statements

11. Capital Stock, page F-21

3.              In your response to prior comment 27 you acknowledge that for the purposes of ASC 480 the indefinite deferral in ASC 480-10-65 is no longer applicable but for reasons outlined in your response you believe that recasting your previously issued private company financial statements is not needed. In order to evaluate your response, please provide us with a complete materiality analysis to support your conclusion for each of the periods presented. Refer to SAB Topic 1:M (SAB 99).

The Company advises the Staff that it continues to acknowledge that it is no longer subject to the indefinite deferral in ASC 480-10-65. However, the Company respectfully submits that because the mandatory redemption features of the securities to which ASC 480 would apply will terminate upon the completion of a public offering, the Company believes that accounting for these mandatory redemption features under the public company accounting standards of ASC 480 would not be useful or meaningful disclosure for potential investors in the Company’s public stock. In addition, the Company notes that it appropriately accounted for such securities under ASC 480-10-65 as a private Company and has disclosed the mandatory redemption features in question in the registration statement.

As a private company, in accordance with ASC 480-10-65, the Company did not reflect these redeemable securities as liabilities and, as such, also did not mark them to market at the end of each period.  While the Company acknowledges that under ASC 480 the indefinite deferral in ASC 480-10-65 is no longer applicable, the Company respectfully notes that the applicable redemption provisions in the Buy/Sell Agreements governing the securities in question terminate upon an order of effectiveness as to any registration statement for the sale of any capital stock of the Company under the Securities Act of 1933.  Accordingly, the redemption features will contractually become null and void upon the completion of the Company’s initial public offering.  It is only during the short interim period after which the Company has filed the registration statement but prior to the receipt of an order of effectiveness from the staff that the Company is both (a) considered a public company and (b) a company that has outstanding equity securities with mandatory redemption features.

The Company believes that because (a) the Company properly accounted for its redeemable securities as a private company and (b) the mandatory redemption features of these securities will terminate upon effectiveness of the registration statement, the recasting of the Company’s historical financial statements is not useful or meaningful to an investor in the Company’s public stock. Furthermore, the Company believes that a recast presentation would be confusing, difficult to explain and irrelevant to an investor’s decision to purchase public equity of the Company.

The Company further notes that the redemption features of the securities as well as the historical redemptions of the majority of these securities in 2012 and 2014 are fully described in the footnotes to the financial statements. As of June 30, 2014, only 285 such shares remain outstanding (out of 1,300 such shares originally issued and representing only 7% of common shares outstanding on such date).  The Company also acknowledges that it has no intention, after the completion of its initial public offering, to issue equity securities with mandatory redemption features.

CONFIDENTIAL TREATMENT REQUESTED BY DIPLOMAT PHARMACY, INC.

DIPLOMAT — OO1

U.S. Securities and Exchange Commission
Division of Corporation Finance

September 11, 2014

In the table below, the Company provides the estimated fair value of outstanding redeemable common shares as of the dates indicated.  For further information, the Company also presents its total assets, total liabilities and total stockholders’ (deficit) equity as of such dates.

	As of June 30,	As of December 31,
	2014	2013	2012	2011	2010	2009
	(Dollars in Thousands)
Fair value of redeemable common stock	$47,422	$62,368	$21,930	$47,500	$47,500	$33,831

Total assets	$338,909	$211,777	$139,595	$100,380	$82,722	$55,615
Total liabilities	308,763	236,189	172,135	88,622	80,416	52,966
Redeemable preferred stock	101,815	—	—	—	—	—
Shareholders’ (deficit) equity	(71,669)	(24,412)	(32,540)	11,758	2,306	2,649

Considering the factors and information presented above, the Company continues to believe that recasting the previously-presented financial statements to now present redeemable common stock under public company guidelines would not be meaningful or useful to current or potential future investors.  Had the $47.4 million as of June 30, 2014 been reflected as a liability, any portion of it remaining as of the completion of the initial public offering (which would be expected to be all of it) would simply be reclassified into permanent equity, making its presentation as a liability at June 30, 2014 potentially confusing.  Not only would this liability not represent an actual future cash obligation of the Company, it is noteworthy that any recasting of the previously-issued financial statements would have no impact on the reported cash flows and no impact on the Company’s compliance with its loan covenants during any reporting period.

2. Business Acquisitions, page F-36

4.              Please tell us how you determined that 10 years was an appropriate useful life for the patient relationship intangible assets acquired in your MedPro and AHF acquisitions.

The Company advises the Staff that both AHF and MedPro offer specialty infusion therapies to patients that often require long-term, on-going treatment regimens as a result of their chronic conditions, which many times afflicts these patients at a relatively young age.  Along with assistance from the Company’s independent valuation firm, the Company analyzed various factors to determine the appropriate useful lives for AHF and MedPro.  These factors were the actual age of existing patients, expected average life of a patient relationship and historical patient attrition rates.  These analyses led to the concluded patient relationship useful lives of 10 years and 7 years for AHF and MedPro, respectively.  Amendment No. 1 inadvertently disclosed MedPro’s patient relationship useful life as 10 years, which has been corrected in Amendment No. 2.

3. Fair Value Measurements, page F-39

5.              Please tell us why your liabilities for contingent consideration are not included in your recurring basis fair value disclosures.

The Company advises the Staff that it acknowledges that the contingent consideration liabilities for both AHF and MedPro are recurring basis fair value disclosures, and will include them in the table at F-39 in future

CONFIDENTIAL TREATMENT REQUESTED BY DIPLOMAT PHARMACY, INC.

DIPLOMAT — OO1

U.S. Securities and Exchange Commission
Division of Corporation Finance

September 11, 2014

periodic filings.  The Company notes that on page F-36, the fair value of the MedPro contingent consideration liability as of the acquisition date is disclosed and page F-37 describes how that estimated liability was determined. Due to only three days elapsing between the MedPro acquisition date and the June 30, 2014 quarter end, no changes in that estimate were recorded or need to be disclosed.  The AHF contingent consideration liability as of the December 16, 2013 acquisition and as of June 30, 2014 are disclosed on pages F-37 and F-38, respectively.  Due to the proximity of the acquisition date to the December 31, 2013 year end, no changes in that estimate were recorded or need to be disclosed for that period.  Page F-38 also describes how this estimate is made and the change in the estimate and resulting recorded expense for the six months ended June 30, 2014.

Accounting for Stock-based Compensation
Common Stock Valuation, page 63  (from the Staff letter dated July 3, 2014)

6.   We may have additional comments on your accounting for stock compensation or any beneficial conversion features once you have disclosed an estimated offering price. Please supplementally provide us with a quantitative and qualitative analysis explaining the difference between the estimated offering price and the fair value of each equity issuance through the date of effectiveness for the preceding twelve months.

The Company advises the Staff that on September 7, 2014, representatives of Credit Suisse Securities (USA) LLC (“Credit Suisse”) and Morgan Stanley & Co. LLC (“Morgan Stanley”), the lead underwriters of the Company’s proposed initial public offering, discussed with the Company a preliminary price range (the “Preliminary Price Range”), based on then-current market conditions, of between $[***] and $[***] per share for this offering.  For purposes of this response, the shares of common stock, the exercise price and respective fair value is calculated on an as-converted basis (estimated based on the Preliminary Price Range) and after the stock split (estimated based on the Preliminary Price Range) as described on page 12 of Amendment No. 2.The Company also notes that it will set forth a bona fide offering price range and the stock-split ratio in a pre-effective amendment to the registration statement prior to the distribution of any preliminary prospectus, but the parameters of that final price range and stock split will be subject to then-current market conditions, continuing discussions with Credit Suisse, Morgan Stanley and the other underwriters, as well as further business and market developments affecting the Company.  Prior to September 7, 2014, the Company had not held formal discussions with the underwriters regarding the possible price range for the contemplated initial public offering. The Preliminary Price Range does not take into account the current lack of liquidity for the Company’s common stock and assumes an initial public offering has been completed with no weighting attributed to any other outcome for the Company’s business, such as being subject to a strategic merger or sale, or other factors noted below.

The following table summarizes the number of equity awards granted during the past twelve months, and the fair value of the Company’s common stock underlying such grants as determined by the Board and used for financial reporting purposes.  The Company has not granted any other equity awards following June 1, 2014 through the date of this letter.

	Class A and Class B common stock	Weighted-Average Per Share
Grant Date	underlying options granted	Exercise price	Common stock fair value at grant date	Fair value at grant date
December 18, 2013	[***]	[***]	[***]	[***]
February 1, 2014	[***]	[***]	[***]	[***]
June 1, 2014	[***]	[***]	[***]	[***]

The Company supplementally advises the Staff that, as described beginning on page 65 of Amendment No. 2, in valuing its common stock underlying the stock option grants in December 2013, February 2014 and June 2014, the Company’s Board of Director estimated the Company’s business enterprise value (“BEV”) using the subject company transaction method, which is one of the three primary methodologies of the market-based approach. This methodology utilizes the most recent negotiated arm’s-length transactions involving the sale or transfer of the

CONFIDENTIAL TREATMENT REQUESTED BY DIPLOMAT PHARMACY, INC.

DIPLOMAT — OO1

U.S. Securities and Exchange Commission
Division of Corporation Finance

September 11, 2014

Company’s stock or equity interests. The Company’s indicated BEV at each valuation date was allocated to the shares of preferred stock, common stock and options using the Black-Scholes-Merton option-pricing model. In January 2014 and April 2014, the Company negotiated significant investments with sophisticated, institutional investors for purchases of its convertible preferred stock.  Such investments reflected a discount factor for the lack of marketability of the common stock, the volatility of the market and the uncertainty surrounding the timing and interest of the Company’s initial public offering.

The Preliminary Price Range reflects the Company’s discussions with Credit Suisse and Morgan Stanley and was not determined using the same methodology used by management and the Board to value the Company’s Common Stock in recent contemporaneous and periodic valuations.  Assuming that the Company uses a range of $[***] to $[***] per share, the most recent valuation of the Company’s Common Stock as of June 1, 2014 of $[***] is higher than the midpoint of that range.

Based on this Preliminary Price Range, the current status of the financial markets and continued uncertainty as to whether the Company will be able to complete its proposed IPO within an expected price range, or at all, the Company does not propose to increase the amount of its previously recorded stock-based compensation expense as a result of this Preliminary Price Range estimate.

*******

Please direct any questions regarding the Company’s responses or to Amendment No. 2 to me at (313) 465-7316 or mben@honigman.com.

Sincerely,

/s/ Michael Ben

Michael Ben
Honigman Miller Schwartz and Cohn LLP

cc:	Philip Hagerman, Diplomat Pharmacy, Inc.
Sean Whelan, Diplomat Pharmacy, Inc.
Ryan Ruzziconi, Diplomat Pharmacy, Inc.
William J. Whelan, Cravath, Swaine & Moore LLP

CONFIDENTIAL TREATMENT REQUESTED BY DIPLOMAT PHARMACY, INC.

DIPLOMAT — OO1